UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                             -----------------------

                              INLAND RESOURCES INC.
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.001
                         (Title of Class of Securities)

                                    90336P100
                                 (CUSIP Number)

                                DAVID A. PERSING
                                885 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                            TEL. NO.: (212) 888-5500
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             -----------------------

                                  July 21, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

90336P100                                                     Page 2 of 22 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Pengo Industries Inc.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          N.A.

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Texas

                                7         SOLE VOTING POWER

           NUMBER OF                      4,129,269
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        -0-
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          4,129,269

                                10        SHARED DISPOSITIVE POWER

                                          -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,129,269

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          49.4%

14        TYPE OF REPORTING PERSON

          CO

90336P100                                                     Page 3 of 22 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Pengo Securities Corp.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York

                                7         SOLE VOTING POWER

           NUMBER OF                      4,129,269
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        -0-
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          4,129,269

                                10        SHARED DISPOSITIVE POWER

                                          -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,129,269

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          49.4%

14        TYPE OF REPORTING PERSON

          CO

90336P100                                                     Page 4 of 22 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Randall D. Smith

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          PF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York

                                7         SOLE VOTING POWER

           NUMBER OF                      982,410
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        -0-
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          982,410

                                10        SHARED DISPOSITIVE POWER

                                          -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          982,410

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.8%

14        TYPE OF REPORTING PERSON

          IN

90336P100                                                     Page 5 of 22 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          John W. Adams

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          PF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New Jersey

                                7         SOLE VOTING POWER

           NUMBER OF                      163,735
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        -0-
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          163,735

                                10        SHARED DISPOSITIVE POWER

                                          -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          163,735

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.0%

14        TYPE OF REPORTING PERSON

          IN

90336P100                                                     Page 6 of 22 Pages

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Jeffrey A. Smith

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          PF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Texas

                                7         SOLE VOTING POWER

           NUMBER OF                      163,735
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        -0-
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          163,735

                                10        SHARED DISPOSITIVE POWER

                                          -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          163,735

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.0%

14        TYPE OF REPORTING PERSON

          IN

90336P100                                                     Page 7 of 22 Pages

                         AMENDMENT NO. 8 TO SCHEDULE 13D
                         -------------------------------

         This Amendment No. 8 to Schedule 13D is filed by the undersigned to amend Amendment No. 7, filed on September 10, 1998.

Item 4.  Purpose of Transaction.

         All of the shares of Common Stock owned by Pengo Securities and the Farmout Shareholders were acquired for investment purposes. Pengo Securities and the Farmout Shareholders intend to review their investment in the Issuer on a continuing basis and will take such actions as they deem appropriate to preserve and enhance the value of their investment. Depending upon Pengo Securities' and the Farmout Shareholders' evaluation of a variety of factors and future developments (including, without limitation, the Issuer's business and prospects, market prices of the Common Stock, availability and alternative uses of funds, as well as general and economic conditions), Pengo Securities and the Farmout Shareholders reserve the right to acquire additional shares of Common Stock, to dispose of some or all of their shares of Common Stock or to formulate other purposes, plans or proposals regarding the Issuer to the extent they deem advisable.

         Pursuant to the Subscription Agreement between the Issuer and Smith Management dated May 12, 1994, Smith Management has the right to appoint two representatives to the Issuer's Board of Directors. Three members of the Issuer's Board of Directors are employees of Smith Management or its affiliates.

         Pursuant to a Tagalong Agreement dated as of July 21, 1997 among Joint Energy Development Investments Limited Partnership ("Joint Energy") and Pengo Securities (filed as Exhibit 9 to this Amendment No. 8), if Pengo Securities or an affiliate of Pengo Securities sells to any person, subject to certain exceptions, any shares of Common Stock which constitute a majority of the shares of Common Stock owned by Pengo Securities and its affiliates then Joint Energy shall have the right to sell to such person a number of shares of Common Stock equal to the product of (i) the number of shares of Common Stock owned, or issuable upon conversion of preferred stock owned, by Joint Energy and (ii) a fraction with a numerator equal to the number of shares of Common Stock being sold by Pengo Securities or its affiliate and a denominator equal to the total number of shares of Common Stock owned by Pengo Securities and its affiliates. The Tagalong Agreement terminates on the earlier of (i) July 21, 2001 and (ii) the day Pengo Securities and its affiliates own less than 25% of the issued and outstanding shares of Common Stock.

         Effective June 1, 1998, the Issuer entered into a Farmout Agreement (filed as Exhibit 10 to this Amendment No. 8) with Smith Management providing funds for the Issuer's anticipated drilling program in the Monument Butte Field during the remainder of 1998. The program contemplates the drilling and completion of 56

90336P100                                                     Page 8 of 22 Pages

wells aggregating total expenditures of approximately $20.0 million (including management fees). Under the Farmout Agreement, Smith Management agreed to fund 100% of the drilling and completion costs for wells commenced prior to October 1, 1998 and 70% for wells commenced after September 30, 1998. Smith Management also agreed to take production proceeds payments, at the Issuer's option, either in cash or in shares of Common Stock priced at a 10% discount of the average bid side of the closing price for each trading day during the month to which the payment relates. The Farmout Agreement provides that Smith Management will reconvey all drillsites to the Issuer once Smith Management has recovered from production an amount equal to 100% of its expenditures, including management fees and production taxes, plus an additional sum equal to 18% per annum on such expended sums.

         Pengo Securities and the Farmout Shareholders entered into a letter agreement dated September 8, 1998 (filed as Exhibit 8 to Amendment No. 7) with KRM Acquisition Corp. ("KRM") granting KRM the exclusive right until October 15, 1998 (extendible upon certain payments being made by KRM to Pengo Securities and the Farmout Shareholders until October 31, 1998) to act as placement agent for the purpose of finding a person or persons (which may include KRM) to purchase all of the shares of Common Stock held by Pengo Securities and the Farmout Shareholders. Subject to conditions set forth in the letter agreement, Pengo Securities and the Farmout Shareholders are obligated to execute a definitive purchase agreement with a purchaser identified by KRM.

         Except as set forth above, Pengo Securities has no present plans or proposals which relate to or would result in any matter of the type described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the reporting persons or between the reporting persons and any person with respect to any securities of the Issuer other than the agreements filed as Exhibits pursuant to Item 7 below.

Item 7.  Material to be Filed as Exhibits.

         1. Subscription Agreement dated May 12, 1994 between Smith Management Company and the Issuer. (Previously filed.)

         2. Amendment to Subscription Agreement dated September 16, 1994 between Smith Management Company and the Issuer. (Previously filed.)

90336P100                                                     Page 9 of 22 Pages

         3. Registration Rights Agreement dated September 21, 1994 between Energy Management Corporation and the Issuer. (Previously filed.)

         4. Subscription Agreement between Inland Resources Inc. and Pengo Securities Corp. dated October 23, 1995. (Previously filed.)

         5. Registration Rights Agreement dated as of November 6, 1995 between Inland Resources, Inc. and Pengo Securities Corp. (Previously filed.)

         6. Agreement dated June 12, 1996 by and between Smith Management, Farmout Inc., Randall D. Smith, Jeffrey A. Smith, John W. Adams, the Issuer and Inland Production Company. (Previously filed.)

         7. Registration Rights Agreement dated as of June 12, 1996 by and between the Issuer, Smith Management, Randall D. Smith, Jeffrey A. Smith and John W. Adams. (Previously filed.)

         8. Letter Agreement dated September 8, 1998 by and among Pengo Securities Corp., Randall D. Smith, Jeffrey A. Smith, John W. Adams and KRM Acquisition Corp. (Previously filed.)

         9. Tagalong Agreement dated as of July 21, 1997 among Joint Development Investments Limited Partnership and Pengo Securities Corp.

         10. Farmout Agreement effective June 1, 1998 by and among Inland Production Company, the Issuer and Smith Management.

90336P100                                                    Page 10 of 22 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of September 18, 1998.


                                            PENGO INDUSTRIES, INC.

                                            By: /s/ David A. Persing
                                            ------------------------
                                            Name:  David A. Persing
                                            Title: Senior Vice President


                                            PENGO SECURITIES CORP.

                                            By: /s/ David A. Persing
                                            ------------------------
                                            Name:  David A. Persing
                                            Title: Senior Vice President


                                            /s/ Randall D. Smith
                                            --------------------
                                            Randall D. Smith


                                            /s/ John W. Adams
                                            -----------------
                                            John W. Adams


                                            /s/ Jeffrey A. Smith
                                            --------------------
                                            Jeffrey A. Smith